Bionano Genomics, Inc.
9540 Towne Centre Drive, Suite 100
San Diego, California 92121
(858) 888-7600

August 21, 2020

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:          Jeffrey Gabor

Re:	Bionano Genomics, Inc.
Registration Statement on Form S-3
File No. 333-245762

Ladies and Gentlemen:

Bionano Genomics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on Tuesday, August 25, 2020, or as soon thereafter as is practicable.  The Registrant also hereby requests a copy of the written order verifying the effective date.

If you have any questions regarding this request, please contact James Pennington of Cooley LLP at (858) 550-6029.

Sincerely,

Bionano Genomics, Inc.

By:	/s/ R. Erik Holmlin, Ph.D.
R. Erik Holmlin, Ph.D.
President and Chief Executive Officer

cc:	James Pennington, Cooley LLP